SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                (Amendment No. )

                              SYMBOLLON CORPORATION
 ................................................................................
                                (Name of Issuer)

                              SYMBOLLON CORPORATION
 ................................................................................
                      (Name of Person(s) Filing Statement)

                              Class B Common Stock
 ................................................................................
                         (Title of Class of Securities)

                                      None
 ................................................................................
                      (CUSIP Number of Class of Securities)

                                Paul C. Desjourdy
                              Symbollon Corporation
                              122 Boston Post Road
                          Sudbury, Massachusetts 01776
                                 (508) 443-0165
 ................................................................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statements)

                                December 13, 1996
 ................................................................................
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
       Transaction Valuation[1]                    Amount of filing fee
       $1,271,042.19                               $254.21
        .......................                    ....................
[1] Transaction Valuation based on average of the bid and asked price of Class A Common Stock on December 11, 1996 multiplied by the number of outstanding shares of Class B Common Stock (1,196,275).

 ....  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  .................
Form or Registration No.:  ...............
Filing Party:  ...........................
Date Filed:  .............................

                               Page 1 of 5 Pages

Item 1.           Security and Issuer.
                  -------------------

         (a) The name of the issuer is Symbollon Corporation (hereinafter, the "Company"). The Company's principal executive offices are located at 122 Boston Post Road, Sudbury, Massachusetts 01776.

         (b) This statement relates to shares of the Class B Common Stock, par value $.001 per share ("Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of the Company. As of December 11, 1996, there were 1,196,275 shares of Class B Common Stock outstanding. The Company is requesting that each holder of the Class B Common Stock voluntarily convert all of their shares of Class B Common Stock into Class A Common Stock (the "Company Request"). No additional consideration is offered. Conversion elections submitted pursuant to the Company Request will be effected if (but only if) on or prior to January 15, 1997 at least 98% of the outstanding shares of the Class B Common Stock elect to convert their shares. If the conversions are not effected pursuant to the Company Request, the Class B Common Stockholders retain the right to thereafter elect to convert their shares. Officers, directors and affiliates of the Company hold the following number of shares of Class B Common Stocks: Dr. Kessler, 412,458 shares; Dr. Richards, 357,343 shares; Mr. Rosenthal (through indirect ownership in Magar, Inc.), 272,372 shares; Mr. Paley, 42,873 shares; and Magar, Inc., 272,372.

         (c) There is no established public trading market for the Company's Class B Common Stock. The Company's Class A Common Stock trades on the NASDAQ Small Cap Market under the symbol SYMBA. The following sets forth the high and low bid prices for each quarterly period during the past two years, as reported by NASDAQ.

                                 Fiscal 1996 (1)              Fiscal 1995 (1)
                               ------------------           ------------------
                               High(2)    Low (2)           High(2)    Low (2)
                               -------    -------           -------    -------

         First quarter          6 1/2      4 1/8             6 1/8      3 3/4
         Second quarter         6 3/8      1 5/8             8 1/4      4 7/8
         Third quarter          1 3/4        3/4             8 3/4      1 3/4
         Fourth quarter(3)      2 1/2        5/8             4 1/2      1 7/8
--------------------------
         (1)  The Company's fiscal year ends December 31.

         (2) Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

         (3) The fourth quarter of 1996 reflects the high and low bid prices from October 1, 1996 to December 11, 1996.

         (d)      This statement is being filed by the Company.

                               Page 2 of 5 Pages

Item 2.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         (a) The sole consideration for the Class B Common Stock to be converted will be Class A Common Stock from the Company's authorized but unissued reserve. The exchange will be one-for-one, so a maximum of 1,196,275 shares of Class A Common Stock will be issued.

         (b)      N/A.

Item 3.           Purpose of the Tender Offer and Plans or Proposals of the
                  ---------------------------------------------------------
                  Issuer or Affiliate.
                  -------------------

         The purpose of the Company Request is to eliminate the dual voting structure of the Company's outstanding equity securities. Presently, the Class B Common Stock have five votes per share, and the Class A Common Stock and the Series A Preferred Stock have one vote per share. If all Class B Common Stockholders convert into Class A Common Stock, then all remaining outstanding voting securities will have equal voting privileges (one vote per share). Any Class B Common Stock converted will, from and after the date of conversion, have the status of authorized and unissued shares of Class B Common Stock.

         Conversion of the Class B Common Stock would have the effect of substantially reducing the voting control of the Company held by the current members of the Board of Directors, who own or control an aggregate of 1,085,046 shares (or 90.7%) of the outstanding Class B Common Stock, representing 70.3% of the total votes eligible to be cast by stockholders. Each member of the Board of Directors has indicated his intention to convert his shares of Class B Common Stock pursuant to the Company Request. If all shares of Class B Common Stock are converted, members of the Board of Directors would own or control 40.2% of the total votes eligible to be cast by stockholders.

         Except as set forth in this Item 3, the Company does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 3 of the
         Schedule 13E-4.

Item 4.           Interest in Securities of the Issuer.
                  ------------------------------------

         There were no transactions in the Class B Common Stock effected during the past 40 business days by the Company or any executive officer, director or control person. One of the Company's executive officers, Paul C. Desjourdy, purchased 39,700 shares of Class A Common Stock in open market transactions from November 8 through November 20, 1996 at prices ranging from $.72 to $1.44 per share.

                               Page 3 of 5 Pages

Item 5            Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to the Issuer's Securities.
                  ----------------------------------

         Except as set forth in Item 3 above, neither the Company nor any director, executive officer or control person thereof has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 6.           Persons Retained, Employed or to Be Compensated.
                  -----------------------------------------------

         The Company has not employed, retained or compensated any person, nor will any person be compensated, to make solicitations or recommendations in connection with the Company Request. In addition to the Company's preparation and mailing of the Company Request materials, directors, officers and other employees of the Company may solicit conversions pursuant to the Company Request by telephone or other means of communication.

Item 7.           Financial Information.
                  ---------------------

         The Company incorporates herein by reference the audited financial statements for the past two years contained in the Company's Form 10-KSB for the year ended December 31, 1995 under Item 5 - Financial Statements, and the unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts required to be included in the Company's most recent quarterly report contained in the Company's Form 10-QSB for the quarter ended September 30, 1996 under Item 1 - Financial Statements.

Item 8.           Additional Information.
                  ----------------------

         None.

                               Page 4 of 5 Pages

Item 9.           Material to be Filed as Exhibits.
                  --------------------------------

         (a) Letter dated December 13, 1996 to each Class B Common Stockholder requesting voluntary conversion of their holdings, together with Conversion Instructions, Notice of Election to Convert Form and Lost Stock Certificate Affidavit and Indemnity Agreement;

                  The Company's Form 10-KSB for the year ended December 31, 1995 (previously filed and incorporated by reference.);

                  The Company's Form 10-QSB for the quarter ended September 30, 1996 (previously filed and incorporated by reference.);

                  Press Release regarding the 510(k) Withdrawal dated December 10, 1996.

                  Press Release regarding the Company Request dated December 13, 1996.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 13, 1996

                                    SYMBOLLON CORPORATION

                                    /S/ Paul C. Desjourdy
                                    -------------------------------------------
                                    Paul C. Desjourdy, Executive Vice President
                                    and authorized signatory

                               Page 5 of 5 Pages